Viveve Medical, Inc.
345 Inverness Drive South
Building B, Suite 250
Englewood, Colorado 80112

September 26, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	Viveve Medical, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-257648, Filed July 2, 2021, as amended on September 23, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Viveve Medical, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 28, 2022, at 4:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Shoaib Ghias at (415) 733-6150. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Shoaib Ghias, by email to SGhias@goodwinlaw.com.

If you have any questions regarding this request, please contact Shoaib Ghias of Goodwin Procter LLP at (415) 733‑6150.

Sincerely,
Viveve Medical, Inc.

/s/ Scott Durbin
Scott Durbin
Chief Executive Officer

cc:	Jim Robbins, Viveve Medical, Inc.
Mitchell Bloom, Goodwin Procter LLP
Shoaib Ghias, Goodwin Procter LLP